

GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Exemption No. 82-4962

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: [redacted] 22.



05008263

6 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the following documents for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(1) Announcement by Genting International PLC, whose shares are quoted on the Luxembourg Stock Exchange and which is a subsidiary of Genting Berhad.

(2) Announcement by Genting Berhad in respect of the disposal of 3,620,086 ordinary shares of 25p each in Stanley Leisure plc by Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of the Company, to Palomino Limited, a wholly-owned subsidiary of Genting International PLC which in turn is a subsidiary of GOHL ("Share Disposal").

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Exemption No. 82-4932



Form Version 2.0

General Announcement

Reference No **CU-050506-60D09**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANNOUNCEMENT BY GENTING INTERNATIONAL PLC, WHOSE SHARES ARE LISTED ON THE LUXEMBOURG STOCK EXCHANGE AND WHICH IS A SUBSIDIARY OF GENTING BERHAD

* **Contents :-**

Attached is an announcement by Genting International PLC, made today.



GIPLC_ann 6 May 05.d

Yours faithfully
GENTING BERHAD

Tan Wooi Meng
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Exemption No. 82-49[illegible]2



GENTING INTERNATIONAL P.L.C.

(Incorporated in the Isle of Man No: 24706)

HEAD OFFICE:
Suites 1526-27, Ocean Centre
5 Canton Road, Tsimshatsui
Kowloon, Hong Kong S.A.R.
Tel: (852) 23177133 Fax: (852) 23148724

REGISTERED OFFICE:
International House, Castle Hill, Victoria Road,
Douglas, Isle of Man, BRITISH ISLES IM2 4RB
Tel: (44 1624) 630600 Fax: (44 1624) 624469
Telex: 628331 CAINCO G

DIRECTORS:
Malaysian:
Tan Sri Lim Kok Thay
Justin Tan Wah Joo
Quah Chek Tin (alternate to Tan Sri Lim Kok Thay)
Ong Moh Pheng (alternate to Justin Tan Wah Joo)

INTERNATIONAL OFFICES:
Australia
Genting International Properties Limited
8th Floor, Sussex Centre
401 Sussex Street
Sydney, NSW 2000
Tel : (612) 92811433
Fax : (612) 92811430

Singapore
Genting International (S) Pte Ltd
268 Orchard Road, #08-02/04
Singapore 238856
Tel : (65) 6823 9888
Fax : (65) 6737 7260

Malaysia
c/o Genting Management and Consultancy Services
Sdn Bhd
24th Floor, Wisma Genting
28 Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : (603) 21782288, 23332288
Fax : (603) 21785304
Tlx : GHHB MA 30022

ANNOUNCEMENT

GENTING INTERNATIONAL PLC (THE "COMPANY")

ACQUISITIONS OF

(I) 3,620,086 ORDINARY SHARES OF 25p EACH IN STANLEY LEISURE PLC FROM GENTING OVERSEAS HOLDINGS LIMITED

(II) 26,343,468 ORDINARY SHARES OF 5p EACH IN LONDON CLUBS INTERNATIONAL PLC FROM RESORTS WORLD LIMITED

The Board of Directors of the Company is pleased to announce that its wholly-owned subsidiary, Palomino Limited ("Palomino") has today entered into an agreement to acquire the following blocks of shares :-

(i) 3,620,086 ordinary shares of 25p each in Stanley, representing 2.80% of the issued share capital of Stanley, from Genting Overseas Holdings Limited ("GOHL"), a wholly-owned subsidiary of Genting Berhad ("GB"), for a consideration of £18,916,615 representing 522.546 pence per Stanley share to be satisfied by the issuance of 196,293,471 new ordinary shares of US$0.10 each in GIPLC at an issue price of US$0.183 per GIPLC share; and

(ii) 26,343,468 ordinary shares of 5p each in LCI, representing 11.85% of the issued share capital of LCI, from Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of Resorts World Bhd ("RWB") which in turn is a 57.74% subsidiary of GB, for a consideration of £31,713,847 representing 120.386 pence per LCI share to be satisfied by the issuance of 329,087,489 new ordinary shares of US$0.10 each in GIPLC at an issue price of US$0.183 per GIPLC share (collectively referred to as the "Acquisitions").

The total consideration of £50,630,462 for the Acquisitions was arrived at after taking into consideration the one (1) month weighted average market prices of Stanley and LCI shares up to 4 May 2005.

Similarly, the total number of new shares to be issued by the Company at US$0.183 per share in full settlement for the Acquisitions was determined after taking into consideration the one (1) month weighted average market prices of GIPLC shares up to 4 May 2005.

The Acquisitions will strengthen the Company's strategic position in the United Kingdom ("U.K.") gaming industry. This would further enhance the Company's ability to leverage on its investments in the U.K. as well as to expand its leisure and hospitality related business activities globally.

Exemption No. 82-4932



GENTING INTERNATIONAL P.L.C.

(Incorporated in the Isle of Man No: 24706)

The Acquisitions have resulted in the Group owning the following:

(i) A total of 26,187,421 shares in Stanley, representing 20.26% of the issued share capital of Stanley; and

(ii) A total of 66,367,240 shares in LCI, representing 29.86% of the issued share capital of LCI.

For and on behalf of the Board of
GENTING INTERNATIONAL PLC

Mr Justin Tan Wah Joo
Managing Director
6 May 2005



Form Version 2.0

General Announcement

Reference No **CU-050506-1C3F8**

* Announcement reference number	:	**GG-050413-7B03C**
Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

GENTING BERHAD ("GB" OR "THE COMPANY")

DISPOSAL OF 3,620,086 ORDINARY SHARES OF 25p EACH IN STANLEY LEISURE PLC BY GENTING OVERSEAS HOLDINGS LIMITED ("GOHL"), A WHOLLY-OWNED SUBSIDIARY OF THE COMPANY, TO PALOMINO LIMITED, A WHOLLY-OWNED SUBSIDIARY OF GENTING INTERNATIONAL PLC WHICH IN TURN IS A SUBSIDIARY OF GOHL ("SHARE DISPOSAL")

* **Contents :-**

1. INTRODUCTION

The Board of Directors of the Company is pleased to announce that Genting Overseas Holdings Limited (" GOHL"), a wholly-owned subsidiary of the Company, has entered into a share sale and purchase agreement to dispose of its equity interest of 3,620,086 ordinary shares of 25p each in Stanley Leisure plc ("Stanley") to Palomino Limited ("Palomino"), a wholly-owned subsidiary of Genting International PLC ('GIPLC"), which in turn is a subsidiary of the Company, for a consideration of £18,916,615 (approximately RM136.5 million).

2. INFORMATION ON GOHL

GOHL, a wholly-owned subsidiary of the Company, is a company incorporated in the Isle of Man on 27 March 1984. It is an investment holding company.

3. INFORMATION ON PALOMINO

Palomino, a wholly-owned subsidiary of GIPLC, is a company incorporated in the Isle of Man on 24 October 1990. It is an investment holding company.

4. INFORMATION ON GIPLC

GIPLC, a subsidiary of GOHL, is incorporated in the Isle of Man on 16 August 1984. It is principally an investment holding company. The principal activities of GIPLC's subsidiaries include investments and provision of sales and marketing services to leisure and hospitality businesses.

GIPLC's shares are listed on the Luxembourg Stock Exchange and also quoted on the Central Limit Order Book Trading System of the Singapore Stock Exchange.

5. DETAILS OF THE SHARE DISPOSAL

On 5 May 2005, GOHL received a letter of offer from Palomino to purchase its equity interest of 3,620,086 ordinary shares of 25p each in Stanley for a consideration of £18,916,615 representing 522.546 pence per Stanley share to be satisfied by the issuance of 196,293,471 new ordinary shares of US$0.10 each in GIPLC at an issue price of US$0.183 per GIPLC share.

The consideration of £18,916,615 representing 522.546 pence per Stanley share was arrived at after taking into consideration the one (1) month weighted average market prices of Stanley shares up to 4 May 2005.

Similarly, the number of new shares to be issued by GIPLC at US$0.183 per share was determined after taking into consideration the one (1) month weighted average market prices of GIPLC shares up to 4 May 2005.

GIPLC has undertaken that it will procure the new issue of its shares to be listed on the Luxembourg Stock Exchange or any other international stock exchange and that the new shares will rank pari passu in all respects with the existing GIPLC shares.

6. CONDITIONS PRECEDENT

The Share Disposal is not subject to any conditions precedent.

7. RATIONALE

The Share Disposal is undertaken as part of the Genting Group's strategy to rationalise all investments and business ventures in the United Kingdom under the corporate umbrella of GIPLC.

The Share Disposal has resulted in GIPLC owning a total of 26,187,421 shares in Stanley, representing 20.26% of the issued share capital of Stanley through its subsidiaries including Palomino.

8. FINANCIAL EFFECTS

The Share Disposal has no effect on the share capital of the Company and has no material impact on the earnings and net tangible assets of the Company. The gain that will be recorded by GOHL on the Share Disposal will be eliminated on consolidation by GB.

9. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

(a) Interests of the Directors of GB

1. The Chairman, President & Chief Executive, Tan Sri Lim Kok Thay is also the chairman of GIPLC, a director of Palomino, GOHL and Golden Hope Limited ("GHL") and has a deemed interest in the units of the Golden Hope Unit Trust ("GHUT") of which GHL is acting as its trustee by virtue of being a beneficiary of a discretionary trust which holds the units in the GHUT. GHL as trustee of the GHUT is a substantial (15.17%)

shareholder of GIPLC. Tan Sri Lim is also a director of Kien Huat Realty Sdn Bhd ("KHR") and has a deemed interest in KHR by virtue of being a beneficiary of a discretionary trust which owns non-voting preference shares in KHR. Lakewood Sdn Bhd, a wholly-owned subsidiary of KHR is a substantial 6.64% shareholder of GIPLC.

2. The Executive Director, Mr Quah Chek Tin is also an alternate director of GIPLC.

(b) Interests of the Directors of GOHL

1. Mr Justin Tan Wah Joo is also a share option holder of GB, the Managing Director and a shareholder of GIPLC and an alternate director of GOHL.

2. Mr Ong Moh Pheng is also a share option holder of GB, an alternate director of GIPLC and a director of GOHL and Palomino.

3. Ms Katharine Georgina Harding is also a director of GOHL and Palomino.

Accordingly, the aforesaid Directors have abstained from deliberations and voting on the Share Disposal at the Board Meetings of the Company and GOHL, as the case may be, held to consider the matter.

Save as disclosed above, none of the Directors and/or substantial shareholders or persons connected to the Directors have any interest, either direct or indirect in the Share Disposal.

10. DIRECTORS' RECOMMENDATION

The Board is of the opinion that the Share Disposal is in the best interest of the Company.

Yours faithfully
GENTING BERHAD

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: